Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482 8260

www.eatonvance.com

May 6, 2021

VIA EDGAR

Daniel Greenspan

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Tax-Managed Multi-Cap Growth Portfolio (the “Portfolio”) (File No. 811-09837)

Dear Mr. Greenspan:

This letter responds to a comment provided telephonically to the undersigned on April 20, 2021, regarding the registration statement of the Portfolio on Form N-1A filed on February 26, 2021 (Accession No. 0000940394-21-000508) (the “Filing”). The comment and the response thereto are set forth below.

1.	Comment: Please reconcile the difference in Item 9(a) of the Filing to the Portfolio’s response to Item 9(a) in the Portfolio’s registration statement filing on Form N-1A dated February 27, 2020.

Response: On September 17, 2020, at a special meeting of shareholders, shareholders of Eaton Vance Tax-Managed Multi-Cap Growth Fund (the “Feeder Fund”) voted to approve a change in the diversification status of the Feeder Fund from diversified to non-diversified, as such terms are defined under the Investment Company Act of 1940, as amended (the “1940 Act”). Also on September 17, 2020, at a special meeting of interestholders, interestholders of the Portfolio voted to approve a change in the diversification status of the Portfolio from diversified to non-diversified, as such terms are defined under the 1940 Act.

In connection with the annual registration statement updates of both the Feeder Fund and the Portfolio effective March 1, 2021, the investment objectives of the Feeder Fund and Portfolio, which had previously read “The Fund’s investment objective is to achieve long-term, after-tax returns for its shareholders through investing in a diversified portfolio of equity securities.” and “The Portfolio’s investment objective is to achieve long-term, after-tax returns for its shareholders through investing in a diversified portfolio of equity securities.”, respectively, were amended to remove the word “diversified” to bring the Feeder Fund and Portfolio into alignment with the shareholder and interestholder votes to change the fundamental investment policies of the Feeder Fund and Portfolio from diversified to non-diversified.

Tandy Representation:

The Registrant is responsible for the adequacy and accuracy of the disclosure in each respective filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the filings. Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws.

If you have any questions or comments concerning the foregoing, kindly call me at (617) 672-8117.

Very truly yours,

/s/ Katherine Campbell

Katherine Campbell, Esq.

Assistant Vice President